UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Weis Markets, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

948849-10-4
(CUSIP Number)

Colleen Ross Weis
c/o Weis Markets, Inc.
1000 South Second Street
P.O. Box 471
Sunbury, Pennsylvania 17801-0471
(570) 286-4571
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
Colleen Ross Weis
2. Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,248,100.5 (see Item 5)
8. Shared Voting Power 0 (see Item 5)
9. Sole Dispositive Power 1,248,100.5 (see Item 5)
10. Shared Dispositive Power 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,248,100.5 (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Item 5)
13. Percent of Class Represented by Amount in Row (11) 4.8% (see Item 5)
14. Type of Reporting Person IN

ITEM 1. SECURITY AND ISSUER

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, no par value (the "Common Stock"), of Weis Markets, Inc. (the "Company"). The principal executive office of the Company is located at 1000 South Second Street, P.O. Box 471, Sunbury, PA 17801-0471.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Colleen Ross Weis (the "Reporting Person"). The address of the Reporting Person is c/o Weis Markets, Inc., 1000 South Second Street, P.O. Box 471, Sunbury, Pennsylvania 17801-0471. The Reporting Person advises private collectors on decorative arts and design. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The citizenship of the Reporting Person is the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 5 hereof is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

On the date hereof, the Reporting Person and the persons listed in Item 5(a) hereof agreed to act together for purposes of voting the equity securities of the Company and therefore may be deemed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The information in Item 5(a) hereof is incorporated by reference herein.

The Reporting Person does not presently have any plans or proposals which relate to or would result in:

        (a)  The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c)  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d)  Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)  Any material change in the present capitalization or dividend policy of the Company;

        (f)  Any other material change in the Company's business or corporate structure;

        (g)  Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h)  Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)  A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)  The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. As of the filing date of this Schedule 13D, the Reporting Person beneficially owned: 90,562 shares of Common Stock individually; 1,108,181 shares of Common Stock to be distributed to the Reporting Person pursuant to the winding up of a trust; and 49,357.5 shares of Common Stock held in trust for her. Accordingly, as of the filing date of this Schedule 13D, the Reporting Person was the beneficial owner of an aggregate of 1,248,100.5 shares of Common Stock, representing approximately 4.6% of the outstanding Common Stock of the Company (based on the number of shares of Common Stock outstanding as of August 4, 2015 (26,898,443), as reported in the Quarterly Report on Form 10-Q filed with the SEC by the Company on August 4, 2015).

         In addition, as of the date hereof, the Reporting Person along with the following persons have agreed to act together for purposes of voting the equity securities of the Company and therefore may be deemed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (and to the knowledge of the Reporting Person the number of shares following such person's name are those owned or controlled by such person or any immediate family member of such person): Ellen W.P. Wasserman (3,324,544 shares held in trust based on a Schedule 13D Amendment No. 2 filed with the SEC on or about the date hereof); EKTJ Management LLC (based upon a Schedule 13D Amendment No. 1 filed with the SEC on or about the date hereof, 1,400,000 shares); Kathryn J. Zox (based upon a Schedule 13D Amendment No. 1 for EKTJ Management LLC filed with the SEC on or about the date hereof, 870,269 shares); Thomas H. Platz (based upon a Schedule 13D Amendment No. 1 for EKTJ Management LLC filed with the SEC on or about the date hereof, 903,467 shares); James A. Platz (based upon a Schedule 13D Amendment No. 1 for EKTJ Management LLC filed with the SEC on or about the date hereof, 916,667 shares); Patricia G. Ross Weis (based upon a Schedule 13D Amendment No. 2 filed with the SEC on or about the date hereof, 233,850 shares); Jonathan H. Weis (based upon a Schedule 13D Amendment No. 1 filed with the SEC on or about the date hereof, 7,241,253 shares); and Jennifer Weis (based upon a Schedule 13D filed with the SEC on or about the date hereof, 1,281,010 shares). Accordingly, as of the date hereof, such group may be deemed to beneficially own an aggregate of 17,419,160.5 shares of Common Stock representing approximately 64.8% of the outstanding Common Stock.

        (b)  The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

        (c) The Reporting Person has not effected any transaction in Common Stock during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

/s/ Colleen Ross Weis
Signature
Colleen Ross Weis